Exhibit 99.1

Daqo New Energy’s Subsidiary Xinjiang Daqo Submits Application Documents for Initial Public Offering on China’s STAR Market

Shihezi, China—September 11, 2020—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced that the application documents regarding a potential initial public offering and listing of the shares of Xinjiang Daqo New Energy Co., Ltd. (“Xinjiang Daqo”), a principal operating subsidiary of Daqo New Energy, had been submitted to and received by the Shanghai Stock Exchange.

In June 2020, Daqo New Energy announced its intention to list the shares of Xinjiang Daqo on the Shanghai Stock Exchange’s Sci-Tech innovation board (the “STAR Market”), a stock exchange intended to support innovative companies in China.

According to Xinjiang Daqo’s relevant initial public offering documents, it plans to issue at least 286,764,706 shares, accounting for approximately 15.00% of its total share capital after the offering. Currently, the Company owns approximately 95.60% of Xinjiang Daqo’s shares. Following this initial public offering, the Company would hold approximately 81.26% of Xinjiang Daqo’s shares.

The proceeds of the offering, which are subject to the actual size and pricing of the offering, will be used for capital expenditures for the following two polysilicon manufacturing projects and additional working capital for Xinjiang Daqo.

1)	Phase 4B ultra-high-purity polysilicon project for mono-crystalline solar PV wafer applications with an annual production capacity of 35,000 MT, which will significantly increase our capacity to better address the fast-growing demand for mono-grade polysilicon and further solidify our leadership in the industry. The total capital expenditure for this project is expected to be approximately US$514 million.

2)	A semi-grade ultra-high-purity polysilicon project for semiconductor wafer applications with an annual capacity of 1,000 MT, which will best leverage our expertise in advanced technology and quality control, diversify our product portfolio and fill the gap of domestic supply of semi-grade polysilicon. The total capital expenditure for this project is expected to be approximately US$62 million.

3)	Additional working capital of approximately US$156 million to optimize debt structure, enhance R&D and fund business development projects.

The completion of the proposed initial public offering of Xinjiang Daqo is subject to the review process by the Shanghai Stock Exchange and the registration process by the China Securities Regulatory Commission. The Company cannot predict its ability to successfully complete the listing of Xinjiang Daqo’s shares, the related timeline or the actual size and pricing of the offering.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

Mr. Rene Vanguestaine

Phone: +86 178 1749 0483

Email:rvanguestaine@christensenir.com

In the U.S.
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements in this announcement include, among other things, Daqo New Energy’s strategic and operational plans, the proposed listing of Xinjiang Daqo shares on the STAR Market and its timing. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to successfully complete the proposed STAR Market listing of Xinjiang Daqo’s shares; the impact of the proposed STAR Market listing on the Company’s business and results of operations, the use of proceeds of the proposed initial purchase offering of Xinjiang Daqo’s shares, and perceptions of the initial public offering and STAR Market listing of Xinjiang Daqo’s shares by the Company’s customers and other business partners and investors; the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; and the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance. Further information regarding these and other risks is included in the reports or documents that the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.